Pacific North West Capital Corp.

2006 Annual Report

www.pfncapital.com

PLATINUM
9995

An industry leader in platinum palladium exploration

Toronto Stock Exchange: PFN   OTCBB: PAWEF   Frankfurt: P7J

Goodnews Bay
Union Bay
West Timmins project
Glitter Lake
River Valley

- Fully funded and aggressively exploring and acquiring new Platinum Group Metal projects
- Major partners have committed $26 million to date on our existing projects
- Major acquisition program in progress to add to our project portfolio

Corporate Highlights

RIVER VALLEY PGM PROJECT, ONTARIO

- Joint ventured with Anglo American Platinum Corporation
- May 2005: Completed $3 million drill program
  - 20,740 metres drilled
- March 2006: 4th Revised Resource Mineral Calculation
- Phase 9a $1.1 million program underway
  - Focusing on developing new areas of mineralization within the intrusive
- Over $19 million committed to date

GOODNEWS BAY PLATINUM PROJECT, ALASKA

- Evaluation program has commenced
- Establishment of a base camp
- Checking and extending previous soil sampling, and sampling the Susie Mountain complex to determine the extent of PGE content
- Fieldwork in progress to outline drill targets

WEST – TIMMINS NICKEL PROJECT, ONTARIO

- Option / Joint Venture with Falconbridge Limited
- Targeting Nickel / Copper sulphide mineralization in a similar geological setting to the Montcalm Deposit
- Excellent mining infrastructure
- Completed 15 hole 3,413 metre drill program
- EM survey south of the Montcalm mine underway
- Working jointly with Falconbridge to define deep conductive targets for 2006 Fall / Winter Drill Program

ACQUISITION PROGRAM

- Ongoing major acquisition program, focusing on Platinum Group Metals and Base Metals in Alaska, Ontario, Quebec, Manitoba, and Latin America
- Committed to developing new and existing projects by way of self funding and/or joint venture agreements, and creating strategic alliances with major PGM and Base Metal companies

1

President's Letter

To Our Shareholders

Harry Barr
President & CEO

I am pleased to provide you with an update of Pacific North West Capital's activities over the past year and present to you an overview of our objectives for 2006. Over the last year, Management demonstrated our Company's dedication to further develop existing projects and continue our aggressive search for new projects that meet our criteria. New projects are the key to continued exploration success and increase our ability to self fund or option/joint venture their development with the world's largest Platinum Group Metal (PGM) producers.

On behalf of our shareholders, I would like to take this opportunity to thank the Management of Anglo American Platinum Corporation Limited (Anglo Platinum) for their financial and technical commitments to our Agnew Lake project, and for their continued support towards our River Valley project. I would also like to thank Lonmin Plc., for their funding of our Union Bay Platinum project in Alaska. Although the Union Bay and Agnew Lake option/joint venture agreements were terminated in 2005, the financing and technical commitments assisted Pacific North West Capital, in evaluating these projects.

A summary of our Company's key accomplishments follows:

River Valley PGM Project, Ontario

In conjunction with our joint venture partner, Anglo Platinum, Pacific North West Capital is working diligently as the operator to further explore the River Valley PGM project. Over $19 million has been committed to date by our partner on the 50/50 joint venture project, on which Anglo Platinum may earn an additional 10% interest by providing a feasibility study and an additional 5% by providing production financing. Over the last year we were pleased to report to you, an increase in the mineral resources, the completion of our Phase 8 program which indicated at least two new PGM zones, and the commencement of our Phase 9a, $1.1 million field exploration program.

Huronian
Archean
Current Resource Calculation
30.5 Million tonnes of
Platinum Palladium, and Gold
At 0.7 g/t cut off (Pt/Pd)
RVI
Phase 9a
Priority Areas
0
3000m

With the recent upward trends in platinum and palladium prices, we continue to remain encouraged with the results and progress achieved to date on our River Valley project.

Key highlights of our PGM exploration program are as follows:

- Over 550 holes have been drilled totalling over 100,000 metres
- Over $19 million committed to date
- PFN is the operator of the project
- The Phase 8 drilling indicated new zones of PGM mineralization at Spade Lake, SL-01 (1.16 gpt over 18.0 metres) SL-02 (1.86 gpt over 1.0 metre) and SL-03 (1.32 gpt over 2.0 metres).
- A 4th resource calculation completed in March 2006 was as follows:

Measured and Indicated Resources of 30.5 million tonnes containing 953,900 ounces of palladium (0.97 g/t), 329,500 ounces of platinum (0.34 g/t) and 59,500 ounces of gold (0.061g/t) with an additional 2.3 million tonnes of Inferred Resources containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) using a 0.7 g/t cut off (pt/pd).

- Phase 9a $1.1 million program has commenced. The program will be directed at expanding the new platinum group metal (PGM) zones within the River Valley Intrusive (RVI) discovered during the Phase 8 field program completed in 2005.

A detailed mapping and geophysics program will follow up on the new PGM mineralized horizons, which trend onto unmapped areas. Other areas of the RVI will also be investigated to help explain geophysical anomalies within the RVI. A drill program to test new targets will be proposed following the compilation of this new data.

2

Goodnews Bay Platinum Project, Alaska

On April 12, 2006, your Company acquired a 100% working interest in a long-term lode exploration and mining lease on the Goodnews Bay Ultramafic Platinum Complexes located on the west coast of Alaska. The Goodnews Bay project is located near year-round ice free tidewater and the village of Platinum, which has a public airstrip.

The mining lease, with Calista Corporation, encompasses an area of 212 square kilometres (82 square miles). Previous placer operations in the streams draining the project area produced approximately 600,000 troy ounces of platinum. Calista Corporation is the second largest of the 13 regional Alaskan Native corporations formed in 1971 under the Alaska Native Claims Settlement Act (ANCSA).

Under the Agreement, Pacific North West Capital is required to make cash payments of US$300,000 and incur exploration expenditures of US$1.95 million over the next five years. Our Company's exploration program will focus on the search for economic lode platinum mineralization in the ultramafic intrusive complex which is believed to be the source of platinum placer deposits. The evaluation program will include the establishment of a base camp, checking and extending previous soil sampling, and sampling the Susie Mountain complex to determine the extent of PGM mineralization. The objective of this initial program is to evaluate current drill targets in order to prioritize a proposed drill program.

West - Timmins Project, Ontario

The West-Timmins Nickel project represents a significant initiative on the part of Pacific North West Capital to expand its exploration profile to nickel and associated metals. Covering 355 sq. km (87,720 acres) and located approximately 60 km west of Timmins, Ontario, the project is situated within the Montcalm Mafic Intrusive Complex (MFI), immediately adjacent to Falconbridge's new Montcalm nickel mine (proven and probable resources of 4.5 mil. tonnes grading 1.46% nickel and 0.68% copper). Your Company holds an option/joint venture from Falconbridge Limited on the West-Timmins property to earn up to a 100% ownership interest by undertaking $4 million in expenditures. Under certain circumstances, Falconbridge may back-in and earn up to a 65% interest by completing a feasibility study or spending $20 million towards a feasibility study, whichever occurs first.

Key highlights of our nickel exploration program are as follows:

- Year 1 and Year 2 expenditures have been met - $1.4 million spent to date
- 15 hole 3,413 metre Drill Program completed
- Significant sulphide mineralization intersected returning anomalous copper and nickel values
- Pacific North West Capital and Falconbridge have commenced a joint pulse EM survey south of the Montcalm mine with the objective to define additional drill targets

Major Acquisition Program Underway

In late 2005, we launched an aggressive acquisition program to acquire new projects in Alaska, Ontario, Quebec, Manitoba and Latin America to expand our project portfolio.

Pacific North West Capital Corp. presently has approximately $3 million in working capital. We remain committed towards developing our new and existing projects by way of self funding or option/joint venture agreements with Major PGM and Base Metal companies.

We look forward to continuing our exploration success in 2006. On behalf of the Board of Directors, I wish to thank you our shareholders, for your continued support.

Yours truly,

Harry Barr
President and CEO

3

Form 51-102F1

Annual Management Discussion and Analysis

For

Pacific North West Capital Corp.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is Management’s assessment of the results and financial condition of Pacific North West Capital Corp. (the “Company” or “PFN”) for the year ended April 30, 2006 and should be read in conjunction with the financial statements for the year ended April 30, 2006 and related notes. The date of this Management’s discussion and analysis is July 7, 2006.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Pacific North West Capital Corp

Pacific North West Capital Corp. is an exploration stage Company engaged in the acquisition, exploration and development of mineral properties of merit in Canada, the United States and New Zealand with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Pacific North West Capital Corp. for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended April 30,(audited)
	2006	2005	2004
Total Revenues	$264,895	$468,730	$380,952
General and administrative expenses	1,413,531	1,893,818	1,473,225
Mineral property cash costs incurred	2,317,567	3,121,092	1,899,117
Mineral property cash costs recovered	(1,233,212)	(2,180,484)	(1,585,714)
Income (loss) before other items ➢ In total ➢ Basic and diluted loss per share	(1,413,531) (0.04)	(1,893,818) (0.06)	(1,473,225) (0.06)
Net income (loss) from continuing operations ➢ In total ➢ Basic and diluted loss per share	(1,344,822) (0.04)	(1,894,297) (0.06)	(1,276,008) (0.05)
Totals Assets	5,681,742	6,070,616	7,202,319
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2006	2006	2005	2005	2005	2005	2004	2004
Total revenues	$69,122	$64,088	$82,239	$49,446	$211,651	$96,644	$110,944	$49,491
Net loss	448,228	370,747	210,839	315,008	805,495	532,268	297,395	259,139
Net loss per share	0.01	0.01	0.01	0.01	0.03	0.01	0.01	0.01
Total assets	5,681,742	6,339,675	6,509,615	6,688,929	6,070,616	6,508,816	6,802,520	7,015,719

Results of operations

The year ended April 30, 2006 resulted in a net loss of $1,344,822 which compares with a loss of $1,894,297 for the same period in 2006. The loss for 2006 has been reduced by $387,649 which is the tax benefit associated with the renounciation of flow-through shares.  Even though the full amount of $387,649 has been recorded as a future income tax recovery, the Company will probably never realize this benefit.  General and administrative expenses for the year ended April 30, 2006 were $1,413,531 a decrease of $480,287 over the same period in 2005. The aggregate stock-based compensation of $204,879 was recorded as compared to $582,434 in the previous year.  The stock-based compensation is broken down on the income statement according to the applicable expense category.  Interest and bank charges increased by $35,015 as the Company settled a dispute with the Canada Revenue Agency over the treatment of flow-through expenditures.  Mineral property costs of $416,766 were written off as the Agnew Lake  and ProAm projects were terminated.  All other general and administrative costs were relatively the same compared to the previous year. A foreign exchange loss of $167,069 was reported as the Company had approximately $1,000,000 in US funds for which the exchange rate was detrimental during the year. Project management fees of $140,474 were earned during the year as compared to $317,329 in the previous year.  This decrease in management fees was the result of the termination of the Union Bay Joint Venture and the Agnew Lake Farm-in agreement. Interest income was $115,571, an increase of $3,148 over the same period in 2005 as the interest rate on deposits increased even though the Company had less funds on deposit.

During the year ended April 30, 2006, the Company incurred mineral property cash costs of $2,317,567 with $1,233,212 being funded by joint venture partners. A exploration program on the mineral property option agreement with Falconbridge in the Timmins area of Ontario cost $964,358 for cumulative expenditures of $1,621,461.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $194,637 for the period ended April 30, 2006, a decrease of $45,801 over the same period in 2005.

Liquidity and capital resources

At April 30, 2006, the Company’s working capital, defined as current assets less current liabilities, was $3,333,963 compared with working capital of $4,518,026 at April 30, 2005.  Flow-through funds of $140,359 must be spent before Dec. 31, 2006 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.

During the year, the Company issued 2,956,000 flow-through shares for gross proceeds of $1,136,800 and 200,000 performance shares for proceeds of $2,000 with a fair value of $70,250.  A further 139,048 shares were issued for mineral properties at a value of $113,800.

The Company has a portfolio of investments with a book value of $115,772 and a market value of $373,474 as at April 30, 2006. The main investments consist of 485,688 shares of Freegold Ventures Limited and 196,600 shares of CanAlaska Ventures Ltd. which both have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding of 35,112,452 shares at April 30, 2006.

Contractual commitments

By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a Company controlled by a director and chairman.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years compensation.

The Company is committed under an operating lease with a Company controlled by Harry Barr for its office premises with the following  minimum basic lease payments to the expiration of the lease on June 30, 2010.  The Company is also responsible for its proportionate share of property taxes and operating costs. See “related party transactions” for details.

No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice. Further information on mineral option payments are disclosed in note 4 of the April 30, 2006 financial statements.

Year ended April 30,	2007	2008	2009	2010	2011	Thereafter

Management agreement	$90,040	94,546	99,273	104,233	$62,538	-
Office lease	$32,760	32,760	32,760	32,760	$5,460	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all of the Company’s significant accounting policies is included in note 1 to the financial statements for the year ended April 30, 2006.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation.

Changes in Accounting Policies

Variable interest entities

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 “Consolidation of Variable Interest Entities,” to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“VIE”).  The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.  The Guideline is effective for annual and interim periods beginning on or after November 1, 2005, and upon adoption, will not materially impact the Company’s results of operations and financial position.

Financial Instruments and Other Instruments

Pacific North West Capital Corp.’s financial instruments consist of cash, accounts receivable, investments, amount due from River Valley Joint Venture, restricted cash – flow-through, accounts payable and cash call payable. Unless otherwise noted, it is management’s opinion that Pacific North West Capital Corp is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at April 30, 2006, there were 35,112,452 outstanding common shares compared to 31,817,404 outstanding shares at April 30, 2005.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the table below.

A summary of the Company’s options at 30 April 2006 and the changes for the year are as follows:

Number outstanding 30 April 2005	Granted	Exercised	Expired/ Cancelled	Number outstanding 30 April 2006	Exercise price per share	Expiry date

214,000	-	-	(214,000)	-	$0.60	15 December 2005
40,000	-	-	(40,000)	-	$0.80	18 March 2006
200,000	-	-	-	200,000	$0.60	21 December 2006
90,000	-	-	-	90,000	$1.00	10 February 2007
150,000	-	-	-	150,000	$0.60	1 July 2007
795,000	-	-	-	795,000	$0.60	31 December 2007
585,000	-		-	585,000	$0.76	10 September 2008
1,980,000	-	-	(145,000)	1,835,000	$0.60 $0.70	5 November 2007 5 November 2009
419,500	-	-	-	419,500	$0.83	28 February 2010
380,000	-	-	-	380,000	$0.60	3 May 2010
-	100,000		-	100,000	$0.40	13 July 2010
-	350,000		-	350,000	$0.40	3 February 2011
-	440,000		-	440,000	$0.40	19 April 2011
4,853,500	890,000	-	(399,000)	5,344,500

During the year ended April 30, 2006, 2,697,990 performance shares were reserved for issue. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract to the Company.  To date, 350,000 performance shares have been issued at $0.01 per share.

Related party transactions

During the year ended April 30, 2006, the below related parties were paid the following: A total of $92,026 was paid to a Company controlled by Harry Barr, a Director and President of the Company for management services; pursuant to an office lease agreement dated July 1, 2005, a total of $53,746 was paid to a Company controlled by Harry Barr for office rent; a total of $30,648 was paid to a Company controlled by Taryn Downing, the Corporate Secretary of the Company for consulting services; a total of $38,970 was paid to a Company controlled by Gord Steblin, the Chief Financial Officer of the Company for accounting services;  a total of $45,300 was paid to a Company controlled by Peter Dasler, the Vice-President of Business Development of the Company for engineering and consulting fees;  a total of $50,500 was paid to a Company controlled by John Londry, the Vice-President of Exploration of the Company for engineering and consulting services; and $36,450 in wages to Jag Sandhu, the Vice-President, Corporate Finance.  Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $16,000 was paid to directors.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

Outlook

Pacific North West Capital Corp currently has one joint venture agreement in which other companies are earning an interest in the Company’s projects by carrying all costs and making significant exploration expenditures.  The Company ended April 30, 2006 with a strong cash position that will enable it to continue its own exploration effects in the United States, Canada and New Zealand seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of Pacific North West Capital Corp. has approved the disclosure contained in this annual MD&A.  A copy of this annual MD&A will be provided to anyone who requests it.

PACIFIC NORTH WEST

CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 APRIL 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Shareholders of Pacific North West Capital Corp:

We have audited the accompanying consolidated balance sheets of Pacific North West Capital Corp. (an Exploration Stage Company) (the “Company”) as at 30 April 2006 and 2005 and the related consolidated statements of shareholders' equity, loss and cash flows for each of the years ended 30 April 2006, 2005 and 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at 30 April 2006 and 2005, and the results of its operations and its cash flows for each of the years ended 30 April 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, BC, Canada	STALEY, OKADA & PARTNERS
7 June 2006	CHARTERED ACCOUNTANTS

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets
As at 30 April
Canadian Funds

ASSETS	2006	2005
Current
Cash and cash equivalents	$3,091,847	$4,473,027
Accounts receivable	22,789	53,591
Due from River Valley Joint Venture (Note 4b)	104,734	26,060
Portfolio investments (Note 3)	115,772	101,356
Prepaid expenses and deposits	63,716	-
	3,398,858	4,654,034
Restricted Cash - Flow-Through (Note 7b)	140,359	-
Mineral Property Costs - Schedule (Note 4)	2,072,383	1,336,348
Equipment (Note 5)	70,142	80,234
	$5,681,742	$6,070,616

LIABILITIES
Current
Accounts payable and accrued liabilities	$63,657	$107,241
Due to directors	-	4,500
Cash call payable (Note 4e)	1,238	24,267
	64,895	136,008
Commitments (Note 10)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
Unlimited number of common voting shares
Unlimited number of preferred voting shares
Issued and fully paid:
35,112,452 (2005 - 31,817,404) common shares	14,227,882	13,381,700
Contributed Surplus	1,155,925	975,046
Deficit - Statement 2	(9,766,960)	(8,422,138)
	5,616,847	5,934,608
	$5,681,742	$6,070,616

ON BEHALF OF THE BOARD:

“Harry Barr”	,	Director
“Bernard Barlin”	,	Director

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 2
Consolidated Statements of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares		Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total
Balance – 30 April 2003	21,165,701	$6,587,594	$151,725	$(5,251,833)	$1,487,486
Issuance of shares for:
- Private placements	9,344,444	6,400,000	-	-	6,400,000
- Properties	38,000	22,460	-	-	22,460
- Exercise of options	418,334	256,334	-	-	256,334
- Exercise of warrants	445,800	290,537	-	-	290,537
- Performance shares	50,000	39,500	-	-	39,500
- Finder’s fees	88,725	-	-	-	-
Share issuance costs	-	(367,853)	-	-	(367,853)
Stock-based compensation costs	-	-	223,000	-	223,000
Loss for the year	-	-	-	(1,276,008)	(1,276,008)
Balance – 30 April 2004	31,551,004	13,228,572	374,725	(6,527,841)	7,075,456
Issuance of shares for:
- Properties	110,000	67,800	-	-	67,800
- Exercise of options	18,000	8,720	-	-	8,720
- Exercise of warrants	38,400	19,200	-	-	19,200
- Performance shares	100,000	51,500	-	-	51,500
Share issuance costs	-	(205)	-	-	(205)
Stock-based compensation costs	-	-	582,434	-	582,434
Stock options exercised – transferred to share capital	-	6,113	(6,113)	-	-
Performance shares allotted	-	-	24,000	-	24,000
Loss for the year	-	-	-	(1,894,297)	(1,894,297)
Balance – 30 April 2005	31,817,404	13,381,700	975,046	(8,422,138)	5,934,608
Issuance of shares for:
- Private placements	2,956,000	1,136,800	-	-	1,136,800
- Properties	139,048	113,800	-	-	113,800
- Performance shares	200,000	72,250	-	-	72,250
Share issuance costs	-	(89,019)	-	-	(89,019)
Stock-based compensation costs (Note 7(e)(ii))	-	-	204,879	-	204,879
Future income tax on flow-through (Note 8 (c))	-	(387,649)	-	-	(387,649)
Performance shares allotted	-	-	(24,000)	-	(24,000)
Loss for the year	-	-	-	(1,344,822)	(1,344,822)
Balance – 30 April 2006	35,112,452	$14,227,882	$1,155,925	$(9,766,960)	$5,616,847

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

	Years Ended 30 April
	2006	2005	2004
General and Administration Expenses
Consulting fees	$255,645	$348,639	$354,014
Consulting fees – Stock compensation (Note 7(e)(ii))	98,604	235,771	90,454
Investor and shareholder relations	194,637	240,438	315,843
Investor and shareholder relations – Stock compensation (Note 7(e)(ii))	38,403	153,313	64,544
Travel, lodging and food	91,390	130,534	151,515
Management fees	92,026	101,240	72,753
Directors – Stock compensation (Note 7(e)(ii)	49,550	152,260	50,359
Salaries and benefits	153,964	100,936	66,330
Salaries and benefits – Stock compensation (Note 7(e)ii)	18,322	41,090	17,643
Accounting and audit	78,133	82,994	70,530
Office	80,643	78,622	30,016
Transfer agent and regulatory fees	59,330	62,683	55,736
Rent	59,246	59,839	60,646
Telephone and utilities	29,688	25,852	28,027
Legal	21,957	25,171	10,579
Vehicle lease	12,904	20,242	-
Amortization	18,623	18,031	16,738
Interest, bank charges and taxes	48,408	13,393	13,954
Insurance, licenses and fees	12,058	2,770	3,544

Loss Before the Undernoted	(1,413,531)	(1,893,818)	(1,473,225)
Mineral property costs written off	(416,766)	(270,083)	(123,707)
Portfolio investments written down	-	(66,332)	(60,028)
Foreign exchange, net	(167,069)	(130,514)	-
Loss on sale of equipment	-	(2,280)	-
Gain on sale of portfolio investments	8,850	38,978	27,085
Interest and other income	115,571	112,423	73,513
Project management fees	140,474	317,329	280,354

Loss Before Income Taxes	(1,732,471)	(1,894,297)	(1,276,008)

Future income tax recovery (Note 8 c)	387,649	-	-

Loss for the Year	$(1,344,822)	$(1,894,297)	$(1,276,008)

Loss per Share – Basic and Diluted	$(0.04)	$(0.06)	$(0.05)

Weighted Average Number of Shares Outstanding	34,553,930	31,733,575	25,151,992

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	Years Ended 30 April
Cash Resources Provided By (Used In)	2006	2005	2004
Operating Activities
Loss for the year	$(1,344,822)	$(1,894,297)	$(1,276,008)
Items not affecting cash
Mineral property costs written off	416,766	270,083	123,707
Stock-based compensation costs	204,879	582,434	223,000
Portfolio investments written down	-	66,332	60,028
Loss on sale of equipment	-	2,280	-
Amortization	18,623	18,031	16,738
Gain on sale of investments	(8,850)	(38,978)	(27,085)
Consulting fees – performance shares issued/allotted	46,250	74,500	39,000
Future income tax recovery on flow-through shares (Note 8c)	(387,649)	-	-
	(1,054,803)	(919,615)	(840,620)
Changes in non-cash working capital
Accounts receivable	30,802	(21,402)	(8,645)
Due from River Valley Joint Venture	(78,674)	(13,175)	15,966
Prepaid expenses and deposits	(63,716)	-	-
Accounts payable and accrued liabilities	1,770	(64,356)	78,222
Due to directors	(4,500)	4,500	-
	(114,318)	(94,433)	85,543
	(1,169,121)	(1,014,048)	(755,077)
Investing Activities
Lonmin PLC advances received	1,210,183	1,809,991	1,230,988
Kaymin Resources Limited advances received	23,029	370,493	354,726
Sale of investments	14,550	74,960	178,585
Purchase of equipment	(8,530)	(32,802)	(15,924)
Sale of equipment	-	3,300	-
Purchase of portfolio investments	(20,117)	(79,114)	(178,585)
Cash call payable	(23,029)	5,509	(241,604)
Mineral property costs	(2,317,567)	(3,121,092)	(1,899,117)
	(1,121,481)	(968,755)	(570,931)
Financing Activities
Share capital issued, net of issuance costs	1,049,781	28,715	6,579,518

Net Increase (Decrease) in Cash	(1,240,821)	(1,954,088)	5,253,510
Cash position - Beginning of year	4,473,027	6,427,115	1,173,605
Cash Position - End of year	$3,232,206	$4,473,027	$6,427,115

Cash Position Consists of:
Cash and cash equivalents	$3,091,847	$4,473,027	$5,523,315
Restricted cash	140,359	-	903,800
	$3,232,206	$4,473,027	$6,427,115

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Exploration expenditures included in accounts payable	$25,921	$71,275	$7,783
Shares issued for mineral properties	$113,800	$67,800	$22,460
Fair value of stock options exercised	$-	$6,113	$-
Performance shares allotted for consulting fees	$(24,000)	$24,000	$-
Performance shares issued for consulting fees	$70,250	$50,500	$39,000

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2006
	Acquisition Costs	Exploration Costs	Total	2005 Total
Ontario Properties
River Valley
Engineering and geological consulting (recovery)	$-	$-	$-	$(38,504)

Agnew Lake
Drilling	-	-	-	83,358
Engineering and geological consulting	-	14,283	14,283	196,399
Assays and geochemical	-	6,426	6,426	20,440
Option payments, net of recovery	-	-	-	55,000
Treasury shares - option payment	-	-	-	45,000
Field expenses	-	2,320	2,320	29,871
Geophysics	-	-	-	40,425
Kaymin advances	-	(23,029)	(23,029)	(370,493)
	-	-	-	100,000

ProAm
Advanced royalty	-	-	-	3,000

West Timmins Nickel
Staking	24,605	-	24,605	31,991
Drilling	-	269,492	269,492	20,663
Geophysical	-	229,407	229,407	466,265
Field expenses	-	144,010	144,010	16,268
Assays and geochemical	-	48,828	48,828	-
Engineering and geological consulting	-	248,016	248,016	121,916
	24,605	939,753	964,358	657,103

Sudbury - General
Engineering and geological consulting	-	30,264	30,264	19,063
Field expenses	-	21,825	21,825	22,266
Assays and geochemical	-	564	564	369
	-	52,653	52,653	41,698

Quebec Properties
Glitter Lake
Field expenses	-	(1,215)	(1,215)	3,667
Engineering and geological consulting	-	-	-	3,920
Option payment	20,000	-	20,000	15,000
Treasury shares - option payment	13,800	-	13,800	13,800
Quebec exploration tax credit	-	(97,063)	(97,063)	-
Geophysics	-	5,941	5,941	61,453
	33,800	(92,337)	(58,537)	97,840

Balance Carried Forward	$58,405	$900,069	$958,474	$861,137

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule (Continued)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2006
	Acquisition Costs	Exploration Costs	Total	2005 Total
Balance Forward	$58,405	$900,069	$958,474	$861,137

Quebec Properties - Continued
Retty Lake
Option payment	-	-	-	15,000
Engineering and geological consulting	-	-	-	15,325
Field expenses	-	-	-	11,523
Assay	-	-	-	24,067
	-	-	-	65,915

Lac Manitou
Option payment	-	-	-	10,000
Treasury shares - option payment	-	-	-	9,000
Staking	-	-	-	7,360
Engineering and geological consulting	-	-	-	46,094
Field expenses	-	-	-	79,643
Assay	-	-	-	4,792
	-	-	-	156,889

B.C. Property
Staking	-	-	-	547

Alaska Properties
Union Bay
Option payment	30,000	-	30,000	20,000
Treasury shares – option payment	100,000	-	100,000	-
Engineering and geological consulting	-	541,677	541,677	782,833
Field expenses	-	208,427	208,427	265,394
Assay	-	109,552	109,552	118,047
Geophysical	-	-	-	108,814
Drilling	-	327,602	327,602	334,720
Property costs	-	12,685	12,685	165,479
Lonmin reimbursement	-	-	-	(53,903)
Lonmin PLC advances	-	(1,210,183)	(1,210,183)	(1,809,991)
	130,000	(10,240)	119,760	(68,607)

Kane
Filing fee	-	4,425	4,425	4,765
Engineering and geological consulting	-	1,181	1,181	826
	-	5,606	5,606	5,591

Balance Carried Forward	$188,405	$895,435	$1,083,840	$1,021,472

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule (Continued)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2006
	Acquisition Costs	Exploration Costs	Total	2005 Total
Balance Forward	$188,405	$895,435	$1,083,840	$1,021,472

Alaska Properties – Continued
Alaska – Good News Bay
Option payment	27,750	-	27,750	-
Filing fee	-	-	-	-
Engineering and geological consulting	-	5,205	5,205	-
Wages	-	6,077	6,077	-
Field expenses	-	1,569	1,569	-
	27,750	12,851	40,601	-

New Zealand
Assay	-	-	-	75
Field expenses	-	6,498	6,498	833
Property fees	-	17,854	17,854	15,269
Engineering and geological consulting	-	4,008	4,008	34,253
	-	28,360	28,360	50,430

Costs for the Year	216,155	936,646	1,152,801	1,071,902
Balance – Beginning of year	739,764	596,584	1,336,348	534,529
Mineral property costs written off	(344,847)	(71,919)	(416,766)	(270,083)

Balance – End of Year	$611,072	$1,461,311	$2,072,383	$1,336,348

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

1.

Significant Accounting Policies

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Pacific North West Capital Corp. (“the Company”) and its wholly owned New Zealand subsidiary, PFN New Zealand Limited, which is accounted for using the purchase method of accounting.

b)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash investments with institutions of high-credit worthiness.

c)

Portfolio Investments

Investments are recorded at the lower of cost or market value.   Investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)

Mineral Properties and Deferred Exploration Expenditures

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

The costs capitalized for mineral properties are regularly reviewed on a property-by-property basis to consider if there is any impairment on the subject property. When the carrying value of the property exceeds the net estimated recoverable amount for that property a provision is made for impairment in value. The net realizable value is determined based on identifiable geological reserves, joint venture expenditures or commitments or the Company’s assessment of its ability to sell the property for its carrying value.

The recorded costs do not necessarily reflect present or future values of the mineral properties.

When the Company acquires or disposes of a property subject to an option agreement, because the option is exercisable at the option of the optionee, such option payments payable or receivable are not recorded according to the requirements under the subject option agreement. Option payments and expenditures are recorded as mineral property costs when the payments are made or the expenditures are completed.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

1.

Significant Accounting Policies - Continued

e)

Asset Retirement Obligations – Change in Accounting Policy

Effective 1 May 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

f)

Mineral Exploration Tax Credits (“METC”)

The Company recognizes METC amounts when the Company’s METC application is approved by Canada Revenue Agency auditors or when the amount to be received can be reasonably estimated and collection is reasonably assured.

g)

Equipment and Amortization

Equipment is valued at cost less accumulated amortization.  The Company provides amortization of furniture and office equipment, and automotive equipment using the declining balance method at 20% and 30% respectively.  One-half of the above rates are applied in the year of acquisition.

h)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

i)

Share Capital

i)

The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.

ii)

Share capital issued for non-monetary consideration is recorded at fair market value.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

1.

Significant Accounting Policies - Continued

j)

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the year that they occur.

k)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

l)

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

1.

Significant Accounting Policies - Continued

n)

Flow-Through Shares

The Company adopted the recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after 19 March 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a Company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

o)

Joint Venture

Certain of the Company’s properties were the subject of joint venture agreements.  Where joint venture agreements exist, the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

p)

Variable Interest Entities

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 “Consolidation of Variable Interest Entities,” to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“VIE”).  The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.  The Guideline is effective for annual and interim periods beginning on or after November 1, 2005, and upon adoption, will not materially impact the Company’s results of operations and financial position.

2.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, portfolio investments, amount due from River Valley Joint Venture, accounts payable, due to directors and cash call payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

3.

Portfolio Investments

Details are as follows:

	2006		2005
	Book Value	Market Value	Book Value
485,688 (2005 – 390,188) common shares of Freegold Ventures Limited (“Freegold”)	$70,840	$242,844	$50,724
196,600 (2005 – 226,600) common shares of CanAlaska Ventures Ltd (“CanAlaska”)	37,432	108,130	43,132
150,000 (2005 - 150,000) common shares of Consolidated Venturex Holdings Ltd. (“Venturex”)	7,500	22,500	7,500
	$115,772	$373,474	$101,356

The above investments have been accounted for using the cost method. All investments represent less than a 5% ownership of the respective companies.   Freegold, CanAlaska and the Company have certain directors in common. During the year, the Company had a net gain on sale of CanAlaska shares of $8,850 (2005 - $38,978). During the year, the Company had a write-down of investments of $Nil (2005 - $66,332) of which $Nil (2005 - $66,332) related to Freegold shares.

4.

Mineral Properties

a)

Details are as follows:

	Acquisition (Net of option payments received)	Exploration	Exploration Advances	Write-off of Mineral Property Costs	Total 2006	Total 2005
Ontario Properties
River Valley Joint Venture	$1	$5,053,099	$(5,053,099)	$-	$1	$1
Agnew Lake	313,500	2,717,554	(2,698,288)	(332,766)	-	332,766
ProAm	30,800	35,198	(35,198)	(30,800)	-	30,800
Sargesson and Kelly/Davis	27,900	11,954	-	-	39,854	39,854
West Timmins Nickel	56,596	1,564,865	-	-	1,621,461	657,103
Sudbury General	-	52,653	-	(52,653)	-	-
Quebec Properties
Glitter Lake	74,647	6,187	-	-	80,834	139,371
B.C. Property	547	-	-	(547)	-	547
Alaska Properties
Union Bay	411,593	4,017,308	(4,251,162)	-	177,739	57,979
Kane	10,601	19,305	-	-	29,906	24,300
Good News Bay	27,750	12,851	-	-	40,601	-
Labrador Property	1	-	-	-	1	1
New Zealand Property	1,984	80,002	-	-	81,986	53,626
	$955,920	$13,570,976	$(12,037,747)	$(416,766)	$2,072,383	$1,336,348

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

4.

Mineral Properties - Continued

b)

River Valley Farm-In and Joint Venture

By agreement dated 14 July 1999, the Company granted to Kaymin Resources Limited (“Kaymin”), a wholly owned subsidiary of Anglo American Platinum Corporation Ltd., an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Washagami property, the Razor property and the Western Front property (Notes 4b(i) - 4b(vi) respectively), in the Sudbury Region of Ontario.  During a prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

A joint venture is now in force.  Under this joint venture agreement Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest. As Kaymin controls all financing, investing and operating decisions during this second earn-in phase, the consolidated financial statements of the River Valley Joint Venture have not been incorporated on a proportionate basis into these consolidated financial statements.  As at 30 April 2006, $104,734 (2005 - $26,060) is receivable from the joint venture for an unsecured advance ($100,000) payable on demand and management fees ($4,734).

The above agreement is subject to various Net Smelter Return (“NSR”) royalties under the terms of the underlying agreements ranging from 2% to 3%.

i)

River Valley Property

By agreement dated 15 January 1999 and amended 11 March 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario.  As consideration, the Company paid $265,000 and issued 600,000 common shares to the optionors.  In addition, minimum annual exploration expenditures of $100,000 were completed.

The property is subject to a 3% NSR.  The Company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

ii)

Goldwright Property

By agreement dated 30 June 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario, by incurring in excess of $350,000 of exploration expenditures on the properties by 31 May 2001.

Certain of the above claims are subject to a 2% NSR.

iii)

Frontier Property

The Company acquired a 100% interest in certain properties located in the Kelly and Davis Townships, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

4.

Mineral Properties - Continued

b)

River Valley Farm-In and Joint Venture - Continued

iv)

Washagami Property

The Company acquired a 100% interest in certain mineral claims, known as the Washagami property located in the Davis and Janes Townships, Sudbury Mining District, Ontario for consideration of $28,200.

The property is subject to a 2% NSR.

v)

Razor Property

The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

vi)

Western Front Property

By agreement dated 16 November 2001, the Company earned a 70% interest in certain mineral claims known as the Western Front property from a Company (the “optionor”) with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares.  In addition, an exploration expenditure of $50,000 was completed.

The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to a 3% NSR, the first 1% of which the Company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000.  The Company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

c)

Agnew Lake Property (Note 4 (e))

By agreement dated 15 August 2000 and amended 16 August 2001 and 2 December 2003, the Company could have acquired a 50% interest in certain mineral claims, known as the Agnew Lake property, located in the Shakespeare, Dunlop, Shibananing and Gough Townships, Sudbury Mining District, Ontario.

As consideration the Company, at its option, was required to incur $500,000 of exploration expenditures on the property, issue 350,000 shares (issued) and make option payments of $200,000 (paid).

During the year, the Company terminated this agreement.  Accordingly, all acquisition and exploration costs previously incurred have been written off.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

4.

Mineral Properties - Continued

d)

ProAm Property

By agreement dated 12 October 2001, the Company and a third party (collectively “the optionees”) can acquire a 100% interest (50% each) in certain mineral claims, known as the ProAm property, located in the Dunlop and Shakespeare Townships, Sudbury Mining District, Ontario.  As consideration, the optionees, at their option, must collectively incur $400,000 ($35,198 incurred as of 30 April 2005) of exploration expenditures on the property by 12 October 2005. In addition, the Company has paid cash payments of $30,000 and issued 21,000 of the Company’s shares.

During the year, the Company terminated this agreement.  Accordingly, all acquisition and exploration costs previously incurred have been written off.

e)

Agnew Lake Farm-In

By agreement dated 25 May 2001 and amended 10 October 2003, the Company and the underlying optionor collectively optioned to Kaymin up to a 60% interest (30% related to the Company’s interest) in the Agnew Lake property and the ProAm property (Note 4c and d), located in the Sudbury region, Ontario.

Kaymin may, at its option, earn a 49.5% interest in the properties by making cash payments to the Company and the underlying optionor of $200,000 each (received), and advancing funds for exploration and development expenditures as follows:

		Cumulative Amounts
By 31 December 2001	(advanced)	$1,400,000
By 31 December 2002	(advanced)	$2,650,000
By 31 December 2004	($3,299,349 advanced)	$4,150,000
By 31 December 2005		$6,000,000

Although the Company has received the full amount of these funds from Kaymin, the Company, as Manager of the project, has not yet incurred the full amount in exploration expenditures on the property.  As at 30 April 2006, the funds advanced by Kaymin less the exploration expenditures incurred, has been recorded as a cash call payable of $1,238 (2005 - $24,267).

During the year, Kaymin terminated this agreement.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

4.

Mineral Properties - Continued

f)

Sargesson and Kelly/Davis Properties

The Company acquired a 100% interest in certain mineral claims, known as the Sargesson and Kelly/Davis properties, located in the Janes, Davis and Kelly Townships, Sudbury Mining District, Ontario.  As consideration, the Company paid $68,400 and incurred $30,000 in exploration expenditures.

The property is subject to a 2% NSR.  The Company can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.

g)

Glitter Lake Property

By agreement dated 15 August 2003, amended on 30 April 2005 and amended on 30 April 2006, the Company can acquire, from CanAlaska Ventures Ltd. (“CanAlaska”), a Company with directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Quebec.

As consideration, the Company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000	-	-
On or before 4 June 2004	(issued)	-	20,000	-
On or before 15 August 2004	(paid)	15,000	-	-
On or before 28 May 2005	(issued)	-	20,000	-
On or before 15 August 2005	(paid)	20,000	-	-
On or before 28 May 2006	(issued)*	-	20,000	-
On or before 15 April 2007		-	-	150,000
On or before 15 April 2008		-	-	200,000
On or before 15 April 2009		-	-	300,000
Total		$45,000	60,000	$700,000

*Issued subsequent to year end

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

4.

Mineral Properties - Continued

g)

Glitter Lake Property - Continued

Upon the Company having vested with a 50% interest by completing the aforementioned payments and obligations, the Company may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within 24 months.  In the event the Company does not complete a bankable feasibility study within two years, the Company agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest the Company may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, the Company agrees to make annual cash payments of $50,000 to the Optionor for each year the project is not placed into commercial production.

In the event that a major mining Company elects to participate in the project before the Company vests with a 50% interest, the Company will issue shares to the value of $100,000 to CanAlaska, within 15 days of the Company becoming vested, or pay such amount that will result in the Company having spent $1,000,000 in exploration expenditures.

The property is subject to a 1.5% NSR payable to a third party.  The Company and CanAlaska will share the NSR buyout privileges in proportion to their respective interests.

h)

Union Bay Property, Alaska

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the Company can acquire, from Freegold, a Company with certain directors and officers in common with the Company, up to a 50% interest in 785 claim units known as the Union Bay Property, located in south-east Alaska.  As consideration, the Company, at its option, must subscribe to purchase a private placement of $165,000 (completed) and must issue shares and make payments as follows:

		Option Payments	Shares
Within 5 days of approval by regulatory authorities	(issued)	$-	30,000
On or before the first anniversary of regulatory approval	(issued)	-	30,000
On or before 1 July 2003	(paid)	20,000	-
On or before 1 July 2004	(paid)	20,000	-
On or before 1 July 2005	(paid)	30,000	-
On or before 1 July 2006		30,000	-
Total		$100,000	60,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

4.

Mineral Properties - Continued

h)

Union Bay Property, Alaska - Continued

In addition to the above, minimum aggregate exploration expenditures of $1,000,000 must be completed by 1 July 2006, as follows:

On or before 1 July 2003	(completed)	$30,000
On or before 1 July 2004	(completed)	$30,000
Minimum aggregate on or before 1 July 2005	(completed)	$400,000
Minimum aggregate on or before 1 July 2006	(completed)	$1,000,000

The Company is responsible for the annual rents due on the property.  These rental payments shall be made on or before 16 August of each year the agreement is in effect.

Upon the Company having vested with a 50% interest by completing the aforementioned payments and obligations, the Company may elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of becoming vested.  Upon vesting with a 60% interest, the Company may within 90 days elect to increase its interest to 70% by placing the property into commercial production.

Under an amendment dated 2 April 2003, in the event a major mining Company elects to participate in the project before the Company vests with a 50% interest, and subsequently vests with an interest in the property, the Company and Freegold shall each, at the time of vesting, be deemed to hold a 50% interest in the property and the Company shall relinquish its right to earn a 60% or 70% interest.  The Company will then issue shares to the value of $100,000 to Freegold within 15 days of the major mining company vesting. The shares will be issued at a price equivalent to the volume weighted five-day average price preceding the vesting date.  On April 3, 2006, 119,048 shares were issued at a deemed price of $0.84 per share.  In addition, the Company will receive 100% of the first US$60,000 received in cash payments from any third party agreement with subsequent payments divided equally between the Company and Freegold.

By joint venture agreement dated 21 May 2003 with Lonmin PLC (“Lonmin”) (a major mining Company), the Company and Freegold granted an option to Lonmin for up to a 70% interest in the Union Bay platinum project.  To earn a 60% interest, Lonmin must incur, at its option, exploration expenditures of US$815,000 (completed) in 2003 and a minimum of US$1,000,000 per year in 2004 (completed), 2005 and 2006 and US$750,000 for each year thereafter.  Lonmin may earn an additional 10% interest in the project by delivering a full feasibility study.  Upon the decision, by the management committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, the Company and Freegold will each repay their share of the exploration costs and contribute pro rata to operating costs.  The Company is the operator of the project during the exploration phase.

On August 24, 2005, Lonmin terminated this agreement.  The Company intends to retain the project by reducing the property size to encompass the remaining prospective target areas identified to date.

i)

Kane Property, Alaska

In a prior year the Company acquired 30 claims by staking in Alaska.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

4.

Mineral Properties - Continued

j)

Goodnews Bay, Alaska

By agreement dated 1 January 2006, the Company can acquire, from Calista Corporation (“Calista”), a 100% interest in certain mineral claims known as the Goodnews Bay property, located on the west coast of Alaska.

As consideration, the Company, at its option, must make payments and incur exploration expenditures as follows:

			Payments	Exploration Expenditures
Upon execution of agreement	(paid)	US$	25,000	US$	-
On or before 31 December 2006			45,000		200,000
On or before 31 December 2007			55,000		250,000
On or before 31 December 2008			75,000		350,000
On or before 31 December 2009*			100,000		450,000
On or before 31 December 2010					700,000
Total		US$	300,000	US$	1,950,000

*US$100,000 annual payments to be made until completion of a feasibility study

  US$250,000 annual payments to be made following completion of a feasibility study

The Company has elected to expend the required US$200,000 - 2006 exploration expenditures. The Company shall have until December 1st of each year the lease is in effect to commit to the following year's exploration expenditures.

After the Company has completed US$1.95 million expenditures on the property, it shall have a grace period of two years without obligation to perform additional work commitments, after which it will be required to expend a minimum of US$700,000 per annum, until a feasibility study is completed.

Once the Company completes a feasibility study the Company shall have no further work obligations for a subsequent period of four years in addition to the time remaining of the grace period of two years. After five years, the Company will continue to make cash payments of US $100,000 until such time as the feasibility study is completed. Upon completion of a feasibility study and until such time as the commencement of commercial production the Company will make cash payments of US $250,000 per annum.  In addition, the Company will donate US$3,000 to the Calista Corporation Scholarship Fund each year the lease is in effect, until such time as a feasibility study is completed at which time the donation shall increase to US$5,000 per year. Following commencement of commercial production, the Company will provide $10,000 per annum to the scholarship fund

The Company will pay a NSR to Calista of 1.5% or $100,000 per annum whichever is the greater from the commencement of commercial production for a period of five years or until payback of all capital expenditure on the project whichever is shorter; thereafter the royalty shall be tied to the price of platinum.  Upon receipt of the feasibility study, Calista shall have one hundred and eighty (180) days in which to elect to acquire up to fifteen percent (15%) but in no event less than five percent (5%) operating interest in the project. At the time Calista elects to acquire an operating interest Calista shall pay the joint venture an initial contribution of two hundred percent (200%) of the agreed-upon pro-rata portion of exploration costs incurred by the Company, minus anniversary cash payments and scholarship contributions paid to Calista.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

4.

Mineral Properties - Continued

k)

Lac Manitou, Quebec

By agreement dated 6 May 2004, the Company can acquire 100% in certain claims known as the Lac Manitou property. As consideration, the Company, at its option, must complete the following:

		Option payments	Shares	Exploration expenditure
Within 5 days of regulatory approval	(issued	$10,000	15,000	$-
	and paid)
On or before 31 December 2004	(completed)	-	-	100,000
On or before 6 May 2005		20,000	20,000	-
On or before 31 December 2005		-	-	250,000
On or before 6 May 2006		50,000	50,000	-
On or before 31 December 2006		-	-	250,000
		$80,000	85,000	$600,000

The property is subject to a 2.5% NSR, 1% of which can be purchased for $750,000 and an additional 0.5% can be purchased for $500,000.

During the prior year, the Company terminated this agreement.  Accordingly, all acquisition and exploration costs previously incurred have been written off.

l)

New Zealand Property

During a previous year, the Company was granted an exploration permit in New Zealand. Annual property fees have been paid till June 2006.

m)

West Timmins Nickel Project, Ontario

By agreement dated 28 October 2004, the Company may earn up to a 100 % interest in the West Timmins Nickel Project from Falconbridge Inc. (“Falconbridge”).  The project is located in the Timmins region of Ontario.

Under the terms of the Agreement, the Company, at its option, will spend $4,000,000 over a four-year period in order to vest with a 100% interest in the project.  Falconbridge, for its part, will retain a 2% NSR and may, under certain circumstances, back in and earn a 50% interest by spending two and a half times the aggregate expenditure incurred by the Company within four years.  Falconbridge may further elect to earn an additional 10% interest by completing a feasibility study or incurring $20,000,000 expenditures on the property.  Under the agreement, the Company will act as operator effective 1 January 2005.

Minimum aggregate exploration expenditures of $4,000,000 must be completed by 31 December 2008, as follows:

On or before 31 December 2005	(completed)	$750,000
On or before 31 December 2006	(completed)	$1,500,000
On or before 31 December 2007	($1,564,865 incurred)	$2,500,000
On or before 31 December 2008		$4,000,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

5.

Equipment

Details are as follows:

	Cost	Accumulated Amortization	2006 Net Book Value
Automotive equipment	$13,017	$10,360	$2,657
Furniture and office equipment	154,047	86,562	67,485
	$167,064	$96,922	$70,142

	Cost	Accumulated Amortization	2005 Net Book Value
Automotive equipment	$13,017	$9,222	$3,795
Furniture and office equipment	145,517	69,078	76,439
	$158,534	$78,300	$80,234

6.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a)

During the year, fees for consulting services in the amount of $30,648 (2005 - $42,538; 2004 - $50,842) were paid to a company controlled by the Corporate Secretary.

b)

During the year, management fees of $92,026 (2005 - $101,240; 2004 - $75,713) were paid to a company controlled by a director and Chairman.

c)

During the year, rent in the amount of $53,746 (2005 - $53,746; 2004 - $53,746) was paid to a company controlled by a director and Chairman.

d)

During the year, accounting fees of $38,970 (2005 - $46,100; 2004 - $50,523) were paid to a company controlled by the Chief Financial Officer.

e)

During the year, engineering and consulting fees of $45,300 (2005 -$39,800; 2004 - $45,440) were paid to company controlled by the Vice-President of Business Development.

f)

During the year, engineering and consulting fees of $50,500 (2005 -$76,226; 2004 - $21,600) were paid to a company controlled by the Vice-President of Exploration.

g)

During the year, wages of $36,450 were paid to the Vice-President, Corporate Finance.

h)

Effective 1 February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $16,000 was paid to directors.

i)

During the year, management fees of $66,992 (2005 - $168,397; 2004 - $148,299) were received from the River Valley Joint Venture.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

7.

Share Capital

a)

Private Placements

During the year, the Company issued 2,500,000 flow-through shares at a price of $0.40 per share for gross proceeds of $1,000,000. A finder’s fee of $70,000 was paid.  The Company also issued 456,000 flow-through shares at a price of $0.30 per share for gross proceeds of $136,800.

b)

Flow-Through Shares

Flow-through shares are shares issued by a Company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from flow-through issuances that management estimates have not been spent as at the balance sheet date.

c)

Exercise of Warrants and Options

i)

During the year, no warrants were exercised.

ii)

During the year, no options were exercised.

d)

Performance Shares

A total of 2,697,990 performance shares were reserved for issue.  At the discretion of the board of directors (“Board”), these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

During a previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new officer to the Company.  These shares are to be granted as follows:

Shares	Date
50,000	15 January 2004	(issued)
50,000	30 June 2004	(issued)
50,000	31 October 2004	(issued)
50,000	28 February 2005	(allotted as at 30 April 2005 )(Issued June, 2005)
50,000	1 July 2005	(issued*)
50,000	1 December 2005	(issued*)
300,000

*

100,000 performance shares were issued at $0.01 per share for total proceeds of $1,000.  The fair market value of the performance shares at the date of the issuance was $33,000.  The difference between the issue price and the fair market value ($32,000) was recorded in the accounts as consulting fees.  The offsetting entry is to share capital.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

7.

Share Capital - Continued

d)

Performance Shares - Continued

During the year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new officer to the Company.  These shares are to be granted as follows:

Shares	Date
25,000	24 May 2005	(issued*)
25,000	24 November 2005	(issued*)
50,000	24 May 2006
50,000	24 November 2006
75,000	24 May 2007
75,000	24 November 2007
300,000

*

50,000 performance shares were issued at $0.01 per share for total proceeds of $500.  The fair market value of the performance shares at the date of the issuance was $14,750.  The difference between the issue price and the fair market value ($14,250) was recorded in the accounts as consulting fees.  The offsetting entry is to share capital.

e)

Share Purchase Options

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company’s board of directors.  The exercise price of an option is to be not less than the closing price on the Toronto Stock Exchange (“TSX”) on the last trading day preceding the grant date.

i)

A summary of the Company’s options at 30 April 2006 and the changes for the year are as follows:

Number outstanding 30 April 2005	Granted	Exercised	Expired/ Cancelled	Number outstanding 30 April 2006	Exercise price per share	Expiry date
214,000	-	-	(214,000)	-	$0.60	15 December 2005
40,000	-	-	(40,000)	-	$0.80	18 March 2006
200,000	-	-	-	200,000	$0.60	21 December 2006
90,000	-	-	-	90,000	$1.00	10 February 2007
150,000	-	-	-	150,000	$0.60	1 July 2007
795,000	-	-	-	795,000	$0.60	31 December 2007
585,000	-		-	585,000	$0.76	10 September 2008
1,980,000	-	-	(145,000)	1,835,000	$0.60 $0.70	5 November 2007 5 November 2009
419,500	-	-	-	419,500	$0.83	28 February 2010
380,000	-	-	-	380,000	$0.60	3 May 2010
-	100,000	-	-	100,000	$0.40	13 July 2010
-	350,000	-	-	350,000	$0.40	3 February 2011
-	440,000	-	-	440,000	$0.40	19 April 2011
4,853,500	890,000	-	(399,000)	5,344,500

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

7.

Share Capital - Continued

e)

Share Purchase Options - Continued

ii)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the year, the Company granted options to purchase up to 890,000 shares. The total fair value of options granted was calculated to be $153,253 on the grant date. Since the options were granted on a graded vesting schedule, $17,544 of the fair value has been recorded in the Company accounts during the year. When combined with $187,335 from the previous year’s options granted, the total recorded in the Company accounts during the year is $204,879.The offsetting entry is to contributed surplus.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

	2006	2005
Expected dividend yield	NIL	NIL
Expected stock price volatility	49.0%	47.87%
Risk free interest rate	4.1%	4.06%
Expected life of options	5 years	5 years

iii)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

f)

Share Purchase Warrants

As at 30 April 2006, the following share purchase warrants were outstanding:

Warrants	Exercise Price	Expiry Date
45,600	$0.30	23 December 2006
55,555	$0.45	6 November 2007
101,155

8.

Income Taxes

a)

The Company has accumulated non-capital losses for income tax purposes of approximately $2,771,000 that may be used to reduce future taxable income.  If not utilized, these losses will expire as follows:

2010	$758,000
2014	701,000
2015	684,000
2016	628,000
$2,771,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

8.

Income Taxes - Continued

a) – Continued

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates are as follows:

Net future income tax assets
Statutory tax rate	35%
Unamortized share issue costs	$78,000
Non-capital losses	970,000
Equipment	36,000
Exploration and development expenditures	(317,000)
767,000
Less: Valuation allowance	(767,000)
$-

b)

The Company has incurred approximately $1,166,000 of resource related expenditures that may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The potential future tax benefits of these income tax losses, net capital losses and resource related expenditures have not been recognized in the accounts of the Company due to uncertainty surrounding realization of such benefits.

c)

Future Income Tax Recovery

During the year, flow-through shares totalling $1,136,800 were issued, which funds are required to be spent on certain Canadian Exploration Expenditures.  Because the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability which is equal to the renunciation, times the corporation tax rate when expenditures are renounced. This amounted to $387,649. However, because the Company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery.

d)

During the previous year, the Canada Revenue Agency (“CRA”) reviewed and examined the Canadian Exploration Expenditures (“CEE”) renounced by the Company through its issuance of flow-through shares for the periods ending from 31 December 1998 to 2003. According to the CRA proposal letter, not all of the exploration expenditures made pursuant to the Kaymin farm-in agreement met the test for having been incurred by the Company. Further, the CRA assumed that the denied CEE should be fully removed from the Company’s CEE pool. On this basis CRA proposed to disallow approximately $2,100,000 of exploration expenditures and charge additional penalty taxes of $267,000.

On September 8, 2005, the Company settled this contingent liability by agreeing to pay CRA $43,250 in part XII tax.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

9.

Segmented Information

Details on a geographic basis as at 30 April 2006 are as follows:

	U.S.A.	Canada	New Zealand	Total
Assets	$248,246	$5,351,510	$81,986	$5,681,742
Mineral property costs	$248,246	$1,742,151	$81,986	$2,072,383
Loss for the year	$-	$(1,344,822)	$-	$(1,344,822)

Details on a geographic basis as at 30 April 2005 are as follows:

	U.S.A.	Canada	New Zealand	Total
Assets	$82,279	$5,934,711	$53,626	$6,070,616
Mineral property costs	$82,279	$1,200,443	$53,626	$1,336,348
Loss for the year	$-	$(1,894,297)	$-	$(1,894,297)

Details on a geographic basis as at 30 April 2004 are as follows:

	U.S.A.	Canada	New Zealand	Total
Assets	$145,876	$7,053,247	$3,196	$7,202,319
Mineral property costs	$145,876	$385,457	$3,196	$534,529
Loss for the year	$-	$(1,276,008)	$-	$(1,276,008)

10.

Commitments

a)

By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a Company controlled by a director and chairman.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years compensation.

b)

By agreement dated 1 July 2005, the Company entered into a five-year lease for premises with a Company controlled by a director and officer.  Minimum basic rent is as follows:

Amount
2007	$32,760
2008	32,760
2009	32,760
2010	32,760
2011 (expiry in June 2010)	5,460
Total	$136,500

In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

11.

Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

12.

Subsequent Event

Subsequent to the year end, 70,000 stock options were granted to consultants at an exercise price of $0.50 per common share for a period of five years.

13.

Differences Between Canadian and United States

    Generally Accepted Accounting Principles ("GAAP")

These financial statements have been prepared in accordance with GAAP in Canada.  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a)

Under Canadian GAAP, mineral properties are carried at cost and written off or written down if the properties are abandoned, sold, or if management decides not to pursue the properties.  Under United States GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and would record the properties at net realizable value.  The Company has not yet obtained an independent report for United States GAAP purposes, therefore, the Company’s mineral property costs have been written off under United States GAAP.

b)

United States GAAP requires that the fair market value of contributed executive services be recorded as an expense, even when they are not paid.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

13.

Differences Between Canadian and United States GAAP - Continued

c)

Under United States GAAP SFAS 109, where flow-through shares are sold at a premium, the premium is recorded as a liability.  Where flow-through shares are sold at a discount, the discount is recorded as an asset.  As restricted cash is spent the premium or discount is recognized as income or expense respectively.

The 31 December 1998 flow-through shares were priced at $0.45 per share as per the offering memorandum, which was prepared in advance of the share issuance.  On 31 December 1998, the date of the flow-through share issue, the share price had increased to $0.59.

Discount on flow-through share issuance is as follows:

913,500 flow-through shares at $0.59	$538,965
913,500 flow-through shares at $0.45	(411,075)
Discount on flow-through shares	$127,890

In March, 2004, the Canadian Institute of Chartered Accountants (“CICA”) released EIC – 146 “Flow-Through Shares” which requires the future income tax liability resulting from the timing differences on exploration expenditures renounced to investors and the resulting draw down of such future income tax liability be recorded as a credit to income upon renunciation of the exploration expenditures by the Company. EIC-146 is effective for all flow-through share transactions initiated after 19 March 2004. Consequently, there is no GAAP differences for flow-through issues post March - 2004.

d)

Under United States GAAP, investments held for re-sale are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholders’ equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

e)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Years Ended 30 April
	2006	2005	2004
Loss for the year as reported	$(1,344,822)	$(1,894,297)	$(1,276,008)
Write-off of mineral property costs	(736,035)	(801,819)	(204,357)
Primary loss for the year in accordance with United States GAAP	$(2,080,857)	$(2,696,116)	$(1,480,365)
Primary loss per share for the year in accordance with United States GAAP	$(0.06)	$(0.08)	$(0.05)

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

13.

Differences Between Canadian and United States GAAP – Continued

f)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Years Ended 30 April
	2006	2005	2004
Deficit - As reported	$(9,766,960)	$(8,422,138)	$(6,527,841)
Flow-through premium	127,890	127,890	127,890
Fair market value of contributed executive services	(98,000)	(98,000)	(98,000)
Write-off of mineral property costs	(2,072,383)	(1,336,348)	(534,529)
Deficit in accordance with United States GAAP	$(11,809,453)	$(9,728,596)	$(7,032,480)

g)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

Common Shares			Accumulated	Contributed	Comprehensive
	Number	Amount	Deficit	Surplus	Income	Total
Shareholders’ equity balance as reported at 30 April 2004	31,551,004	13,228,572	(6,527,841)	374,725	-	7,075,456
Flow-through premium	-	-	127,890	-	-	127,890
Fair market value of contributed executive services	-	-	(98,000)	-	-	(98,000)
Write-off of mineral property costs	-	-	(534,529)	-	-	(534,529)
Shareholders’ equity in accordance with United States GAAP at 30 April 2004	31,551,004	$13,228,572	$(7,032,480)	$374,725	$-	$6,570,817
Shareholders’ equity balance as reported at 30 April 2005	31,817,404	13,381,700	(8,422,138)	975,046	-	5,934,608
Flow-through premium	-	-	127,890	-	-	127,890
Investment held for resale	-	-	-	-	31,630	31,630
Fair market value of contributed executive services	-	-	(98,000)	-	-	(98,000)
Write-off of mineral property costs	-	-	(1,336,348)	-	-	(1,336,348)
Shareholders’ equity in accordance with United States GAAP at 30 April 2005	31,817,404	$13,381,700	$(9,728,596)	$975,046	$31,630	$4,659,780
Shareholders’ equity balance as reported at 30 April 2006	35,112,452	14,227,882	(9,766,960)	1,155,925	-	5,616,847
Flow-through premium	-	-	127,890	-	-	127,890
Investment held for resale	-	-	-	-	257,702	257,702
Fair market value of contributed executive services	-	-	(98,000)	-	-	(98,000)
Write-off of mineral property costs	-	-	(2,072,383)	-	-	(2,072,383)
Shareholders’ equity in accordance with United States GAAP at 30 April 2006	35,112,452	$14,227,882	$(11,809,453)	$1,155,925	$257,702	$3,832,056

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

13.

Differences Between Canadian and United States GAAP – Continued

h)

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.  SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after 15 June 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after 15 December 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after 15 December 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle.  SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

13.

Differences Between Canadian and United States GAAP – Continued

h)

New Accounting Pronouncements  – Continued

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement.  When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.  SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005.  The company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.”  This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.  It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.  In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133.  It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.  SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after 15 September 2006.  The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

13.

Differences Between Canadian and United States GAAP – Continued

h)

New Accounting Pronouncements  – Continued

In March 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”.  This statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement:  (1) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: (a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting, (b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, (c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates; (2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; (3) permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities: (a) Amortization method—Amortize servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date, or (b) Fair value measurement method—Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur; (4) at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and (5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.  An entity should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this statement

Pacific North West Capital Corp.
(An Exploration Stage Company)

Corporate Directory

Directors & Officers:

President & CEO
Harry Barr

VP, Business Development
Peter Dasler, M.Sc, P. Geo.

VP, Exploration
John W. Londry, M.Sc, P. Geo.

Chief Financial Officer
Gordon Steblin, B.Comm.

Corporate Secretary
Taryn Downing

VP, Corporate Finance & Development
Jag S. Sandhu, B.Econ.

Director
Bernard Barlin, B. Sc, P. Eng.

Director
Steve Oakley

Director
Alexander Walcott

Technical Advisor, Acquisitions
John Royall, B.Sc, (Hons) P. Eng.

Advisory Committee:
Peter Jensen
Jean Luc Roy
John Panaro

Registrar & Transfer Agent
Computershare Investor Services Inc.

Auditors
Staley, Okada & Partners
Chartered Accountants

Legal Counsel
Devlin Jensen
Barrister and Solicitors

Shares Listed

Toronto Stock Exchange (TSX)
Ticker Symbol: PFN
OTCBB: PAWEF
Frankfurt: P7J
S.E.C. File # 0-29928

Share Structure
Issued and Outstanding: 35,112,452
Fully Diluted: 42,926,097
As of April 30, 2006

Investor Relations Contact:

Spiros Cacos, M.A.
Manager, Investor Relations

Toll Free:	1.800.667.1870
Telephone:	1.604.685.1870
Facsimile:	1.604.685.8045

info@pfncapital.com

www.pfncapital.com

Mailing Address:

Pacific North West Capital Corp.
2303 West 41st Avenue
Vancouver, British Columbia, Canada
V6M 2A3

Except for statements of historical fact, certain information contained in this annual report constitutes "forward looking statements" which include without limitation, statements concerning the Company's business and development plans, anticipated activities related to the Company's projects and developments, and statements related to the adequacy of cash resources and financing plans. Forward looking statements are frequently characterized by word such as "plan", "except", "project", "intend", "believe", "anticipate" and other similar words or statements that certain events or conditions "may", or will occur. Forward looking statements are based on opinions and estimates of Management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from those projected in the forward looking statements. The Company undertakes no obligation to update forward looking statements if circumstances or Managements estimates or opinions should change. The reader is cautioned not to place an undue reliance on forward looking statements.

36

Screen printed platinum sensors are used in carbon monoxide detectors.

Rhodium-platinum bushings are used to produce glass fibre by drawing molten glass through the holes.

Multi-layered ceramic capacitors (MLCC) contain palladium.

Uses of Platinum Group Metals

Highly conductive metals high tech electronic uses

Non reactive metals excellent catalysts

Highly resistant to oxidation and high temperature corrosion, they are suitable for use in automobiles catalytic converters, new age fuel cells and jewellery. Increasing demand and limited supply continues to ensure these rare metals demand a high price in today's market.

Above images courtesy of Johnson Matthey

Pacific North West Capital Corp.
2303 West 41st Avenue
Vancouver, British Columbia, Canada
V6M 2A3

Toll Free: 1.800.667.1870
Telephone: 1.604.685.1870
Facsimile: 1.604.685.8045

info@pfncapital.com
www.pfncapital.com